December 4, 2018
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112597-0105

VIA EDGAR SYSTEM

Mr. Daniel F. Duchovny Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628
Re:            Ashland Global Holdings Inc.
Soliciting Materials filed pursuant to Rule 14a-12 by Cruiser Capital
Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP,
Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E.
Gottschalk, and Carol S. Eicher
Filed on November 28, 2018
File No. 333-211719

Dear Mr. Duchovny:

We are writing this letter on behalf of Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk, and Carol S. Eicher (the “Reporting Parties”).

Set forth below are the Reporting Parties’ responses to the November 29, 2018 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the soliciting materials referenced above (the “Soliciting Materials”).  The items set forth below (in bold italics) express the comments of the Staff, and following such comments are the Reporting Parties’ responses (in regular type).

Soliciting Materials

1.
You state on slide 5 of your presentation that Ashland is “worth well in excess of $125+” and that it is “[p]otentially worth substantially more.”  The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities shareholders’ understanding of the basis for and the

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December 4, 2018

             limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980).  Please provide us with your analysis supporting your valuation of the company and confirm that in future filings in which you provide a valuation you will include a similar analysis.  In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make inclusion of the “$125+” figure and the next bullet point unreasonable.

Response:  The statement that Ashland is worth in excess of $125+ a share is supported by:

•	pro-forma EBITDA of at least $700 million of EBITDA
•	13x EBITDA multiple
•	net debt of $1.2bn
•	62.4 million shares
This is detailed on the valuation matrix on slide 13 of the presentation and the EBITDA bridge on page 12 of the presentation.  Cruiser Capital believes that following the announced sale of Composites and the Marl BDO facility, EBITDA can be elevated to above $700 million.  The EBITDA bridge on page 12 of the presentation illustrates a bridge to Ashland Specialty Ingredient “ASI” EBITDA of $700 million from current levels of $574 million.  The increase in EBITDA is based on management’s announced $50 million of cost reduction, $50 million of an incremental cost reduction (which Cruiser Capital notes that it believes it could be at least $100 million) and $26 million of organic growth.

Cruiser Capital noted in its public letter that Ashland trades at 10x EBITDA, while Croda, the company that has been reported to be in M&A discussion with Ashland, trades at 16x EBITDA.  Therefore, Cruiser Capital shows a matrix of valuation multiples ranging from 10x- 16x on page 13 of the presentation.

Ashland has current net debt of $2.2 billion as of 9/30/18, but has publicly announced that it expects to receive $1 billion of net proceeds from the sale of non-core assets, which will be primarily used to reduce debt.  Therefore, Cruiser Capital assumes $1.2 billion of pro-forma net debt, in reaching its valuation, and uses the reported share count of 62.4 million shares.

These assumptions drive the valuation matrix shown on page 13 of the presentation, which at 13x EBITDA of $700 million clearly supports a valuation for Ashland in excess of $125 per share.  Cruiser Capital believes that if Ashland were better managed, either higher

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December 4, 2018

levels of EBITDA and/or a higher multiple could be achieved, which, per the valuation matrix, leads to Ashland’s share price being well in excess of $125 per share.

Cruiser Capital believed that its presentation contained sufficient support and qualifications to make it and the second bullet point reasonable to include.  Particularly when read in light of Cruiser Capital’s prior public disclosure and the public disclosure of Ashland.  In any event, in future filings in which Cruiser Capital provides a valuation, Cruiser Capital will enhance its disclosure to ensure that it more clearly facilities shareholders’ understanding of the basis for and the limitations on the projected realizable values that are disclosed.

*     *     *     *     *

If you have any questions or comments, call Peter D. Fetzer at (414) 297‑5596.

Very truly yours,

 /s/ Peter D. Fetzer

Peter D. Fetzer